UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Lima, September 25th 2018

GL-0055/2018

Ref.   :          Case File 2018037713

Dear Sirs:

Regarding the relevant event sent today September 25th 2018 on dividend agreement with factor of S/.0.377 per share, we indicate that due to an involuntary error, the payment date of the investment shares was recorded on September 29, 2018, and must be on November 29, 2018, as well as the common shares. Also reference was made to the relevant event on the date "September 21, 2018", which must be the following date "September 24, 2018".

Sincerely,

Carlos Molinelli Mateo

Stock Representative

CEMENTOS PACASMAYO S.A.A.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: September 25, 2018